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April 29, 1999

UNITED NEWS & MEDIA ACQUIRES CMP MEDIA CREATING A WORLD CLASS BUSINESS TO BUSINESS HIGH TECH INFORMATION COMPANY

London--United News & Media plc (UNWS.L; NASDAQ: UNEWY) and CMP Media Inc. (NASDAQ: CMPX) announce the signing of a definitive agreement by which United will purchase CMP, a leading US technology media company, for $39 per share, a net total cash consideration of $920 million (after deducting cash on hand of $27 million).

Members of the Leeds family and related trusts and foundations, holding in excess of 68 per cent of CMP Media's fully diluted outstanding stock, have agreed to tender their shares.

The combination of CMP's publishing and Internet assets with the trade show and publishing businesses of United's wholly owned subsidiary, Miller Freeman, will transform Miller Freeman into one of the leading market focused business media groups serving the US and global high tech sector. The acquisition also represents a major step forward in Miller Freeman's strategy to become a leading online provider of business-to-business products and services for the technology market.

The acquisition of CMP:
-        Creates a world-class high tech information business
-        Includes 10 leading high tech publications in the US
-        Includes CMPnet, a major online technology brand
-        Combines the complementary skills of CMP and Miller Freeman
- Presents significant opportunities for yield improvement and new product development
- Provides an outstanding Internet opportunity, with external financing planned by end of 1999
- Will be earning per share neutral in 2000, before investment in CMPnet, and strongly enhancing thereafter.

Following the acquisition all CMP and Miller Freeman high tech products will be brought under a single CMP brand and management structure.

CMP
CMP has a worldwide network of leading brands and owns many of the most important names in computing and electronics print publishing including InformationWeek, Computer Reseller News (CRN) and Electronic Engineering Times
(EET). It also operates 40 leading online sites such as TechWeb under the CMPnet brand. In addition, CMP has a number of information-rich database, conference, research and product-testing businesses. In 1998 CMP's revenues were $478 million and EBITDA was $29 million (depreciation and amortization were $13 million). Net assets at 31 December 1998 were $108 million.


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THE US HIGH-TECH SECTOR
The high tech sector in the US is the largest business-to-business market. In 1997 technology represented an estimated $3.5 billion, or 44 per cent of total business-to-business advertising, roughly equal to the next nine largest sectors combined. The sector has also outgrown all other business publishing sectors, achieving an average annual growth rate of 13 per cent from 1984 to 1998. Y2K and the Asian crisis have temporarily dampened trade advertising growth, but the fundamentals of the high tech sector--high rates of product innovation and use of trade media to deliver vital product information--ensure the prospects for advertising, exhibition and Internet revenues are very attractive.

COMPLEMENTARY PORTFOLIOS
CMP and Miller Freeman have highly complementary skills and market positions. CMP's main products are market leading newspapers and magazines while Miller Freeman has expertise in trade shows and leading niche publications. CMP's leading controlled circulation titles serve advertisers and reach the most influential readers in the electronics market (EET, Electronic Buyers News), in the reseller channel (CRN, VARBusiness) and in the end-user market (InformationWeek, Network Computing, tele.com, Data Communications, InternetWeek and WINDOWS). Miller Freeman has strong show and magazine positions in electronics (including Embedded Systems and the recently acquired Verecom products) and in the fast growing applications for vertical business communities, such as Computer Telephony. CMP's powerhouse weekly, InformationWeek, and Miller Freeman's largest show, PC Expo, are a natural market-focused combination.

MILLER FREEMAN'S PLANS WILL DELIVER SIGNIFICANT PROFIT GROWTH
There is a major opportunity to develop new products and revenue lines from the exploitation of CMP's and Miller Freeman's combined high tech advertiser and user databases, the cross-promotion of products, and the use of CMP's `platform' titles to launch new conferences and shows on a worldwide basis. Miller Freeman has a successful record of integrating major acquisitions and, in partnership with strong incumbent management, building new revenue streams. The merger of support functions, overhead reductions and the elimination of operating losses are expected to boost profits by $40 million in 2000.

ONLINE STRATEGY
Investment in CMPnet will create the leading operator of online vertical communities servicing the business-to-business high tech sector. The brands already include TechWeb (one of the first-ever technology dedicated sites on the web), the EDTN Network and ChannelWeb (portal sites for the electronics industry and channel resellers). All these sites have joint ventures or well-established plans for adding e-commerce revenue streams to their rapidly growing advertising revenues. Miller Freeman will add its own online web/software development and computer telephony content and audiences.


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The merged online businesses are expected to achieve revenues of $35 million in
2000, and to grow rapidly thereafter as the investment in e-commerce bears fruit. United plans to investigate external funding options for the online business by the end of 1999.

CONDITIONS
The terms of the agreement, which is expected to close in 25 business days, are subject to certain standard regulatory approvals, including a filing under the Hart Scott Rodino Antitrust Improvements Act of 1976.

FINANCIAL IMPACT
The acquisition will be funded from United's banking facilities. Through the combination of improved operating efficiency, loss elimination and yield improvements, the acquisition is expected to have a neutral impact on United's earnings per share in 2000, before investment in the online business. Thereafter, as a result of the expected resumption of growth in the market, investment in new product launches and growth of the online business, it is expected to enhance earnings strongly. United intends to raise operating margins to the 20 per cent achieved in comparable businesses by Miller Freeman. It is intended to fund future investment in the online business by external financing.

On a pro forma basis, the effect of the acquisition is to increase the contribution of United's business services division from 43 per cent to 50 per cent of group revenues in 1998, and the proportion of group operating profits earned in the US from 39 per cent to 45 per cent.

The estimated transaction and restructuring costs associated with the acquisition result in an exceptional item in the profit and loss account of $65 million after tax and an additional $65 million goodwill in the group balance sheet.

Clive Hollick, Chief Executive of United News & Media, said:
"The acquisition of CMP is a major step in United's strategy of establishing leading positions in fast growing business-to-business markets. CMP provides Miller Freeman with an ideal platform for the development of new products and publications in the US. CMPnet, for which we intend to seek external financing later this year, is well placed to capture the explosive growth in online advertising and e-commerce."

Tony Tillin, CEO of Miller Freeman, said:
"The Leeds family has over 28 years built some of the most powerful brands in the technology publishing sector. Miller Freeman and CMP are a terrific combination. Together with our existing trade shows, publications, web sites and databases, CMP's strong leading brands will allow us to service all businesses in this market using the widest rage of media. CMP brings with it a wealth of talent in its staff, and, like Miller Freeman itself, places enormous value on the contribution which they make to the successful growth of a world-class media business."


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Michael Leeds, President and CEO of CMP Media Inc., said:
"I am extremely proud of CMP's growth over more than a quarter of a century. Now we will benefit from the diverse assets of Miller Freeman as our products and people contribute to the fulfillment of Miller Freeman's mission to become the fastest-growing and most respected provider of business-to-business information and media in North America. This acquisition makes sense from both business and cultural perspectives. Miller Freeman's strong trade show business and leadership in vertical markets will enable CMP's customers to reach their audiences more effectively through a richer and more diverse media mix, and CMP will immediately position Miller Freeman as a leader in the business-to-business technology media. I am delighted that CMP is joining another company that, like us, strives to create a terrific work environment and is a real contributor to the communities it lives in."

NOTES TO EDITORS
United News & Media is an international media and information group based in the UK with three main divisions. Its BUSINESS SERVICES division contains Miller Freeman, the international market research company United Information Group, PR Newswire, the world's leading distributor of full text news releases, and leading photo library VCG. Its UK BROADCASTING AND ENTERTAINMENT interests include ITV licenses Meridian, Anglia and HTV, a 29 percent stake in Channel 5, and a fast-growing production business. In CONSUMER PUBLISHING it owns Express Newspapers and advertising publications in the UK, as well as UAP Inc., the leading publisher and distributor of free pick-up advertising publications in the US. Further information may be found at HTTP://WWW.UNM.COM.

A wholly owned subsidiary of United News and Media plc, MILLER FREEMAN is the world's largest trade show organizer and a leading publisher of technical and industry-specific magazines. With divisions in Asia and Europe as well as the US, Miller Freeman produces more than 370 exhibitions and conferences and nearly 400 publications including 270 magazines and a growing portfolio of digital media services. For more information visit the Miller Freeman web site at HTTP://WWW.UNMF.COM.

CMP MEDIA, INC. is a leading high-tech media company providing essential information and marketing services to the entire technology spectrum - the builders, sellers and users of technology worldwide. With its portfolio of newspapers, magazines, custom publishing, Internet products, research, consulting and conferences, CMP is uniquely positioned to offer marketers comprehensive integrated solutions tailored to meet their individual needs. Online editions of the company's print publications, along with products and services created exclusively for the Internet, can be found on CMPnet at HTTP://WWW.CMPNET.COM. NSTL, the company's independent testing lab and consulting organization, serves government, corporate and technology vendor clients around the world.

NOTE TO INVESTORS
Some of the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including general


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market conditions, particularly changes in demand for technology advertising, the ability of United to integrate CMP into Miller Freeman, new technological developments, competition, potential acquisitions and divestitures, and other risks detailed from time to time in United News & Media plc's reports on file at the Securities and Exchange Commission.

FURTHER ENQUIRIES

CLIVE HOLLICK              United News & Media               44 (0)171 921 5000
TONY TILLIN                Miller Freeman                    44 (0)181 742 2828
PETER BENNFORS (ANALYSTS)  United News & Media               44 (0)171 921 5000
RICHARD SAUNDERS (PRESS)   Cardew & Co.                      44 (0)171 930 0777
BARBARA KERBEL             CMP Media                         (001) 516 562 5218
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Lazard Freres & Co. LLC advised CMP Media Inc.
Allen & Company Incorporated advised United News & Media plc.